Mail Stop 4561

May 2, 2008

Mr. Russell R. Desjourdy
President and Chief Executive Officer
Nasus Consulting, Inc.
83 Fisher Street
Millville, MA 01529

> **Re:**   **Nasus Consulting, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 7, 2008**
> **File No. 333-150135**

Dear Mr. Desjourdy:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover of Prospectus

1.   We note that your registration statement registers the resale of 332,000 shares of common stock by selling shareholders. We also note that there is currently no market for your common shares. Given this, please revise your prospectus cover page and plan of distribution section to provide that selling security holders will sell at a stated, fixed price until the securities are quoted on the OTC Bulletin Board and, thereafter, at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933. Recalculate your registration fee, if necessary, based upon this offering price.

<u>Undertakings</u>

2.   Please revise your Part II section to include the undertakings required by Item
        512(h), as applicable, of Regulation S-K.

                                                *****

        As appropriate, please amend your filing in response to these comments. Each
responsive amendment should also include a marked copy of the amended filing that
conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as
those in HTML format that show changes within paragraphs help us to expedite our
review. Please furnish a cover letter with your amendments that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendments and responses to our comments.

        Please amend your filing to include appropriately updated financial statements.
See Rule 8-08 of Regulation S-X. In addition, disclosure throughout your filing should
be updated to conform to the additional information that will be provided in your updated
financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535 or, in her absence, Jay Ingram at (202) 551-3397. Should you thereafter require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (508) 620-7111
        Paul C. Desjourdy, Esq.